Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TOPS HOLDING CORPORATION

Under Section 242 of the Delaware General Corporation Law

Tops Holding Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”) hereby certifies that:

FIRST:                   The name of the corporation is TOPS HOLDING CORPORATION.

SECOND:             The amended and restated certificate of incorporation of the Corporation was filed by the Secretary of State on December 5, 2007.

THIRD:                  The Corporation is currently authorized to issue 200,000 shares of common stock, $0.001 par value per share.  The subject matter of this amendment to the amended and restated certificate of incorporation of the Corporation is to effect an increase in the aggregate number of shares the Corporation has the authority to issue by adding 100,000 new shares of common stock.

FOURTH:             To accomplish the foregoing amendment, Article Fourth of the amended and restated certificate of incorporation of the Corporation, relating to the number of shares of stock in the Corporation, is hereby amended to read in its entirety as follows:

“The aggregate number of shares of stock that the Corporation shall have authority to issue is three hundred thousand (300,000) shares of Common Stock, $0.001 par value per share.”

FIFTH:                   The foregoing amendment of the amended and restated certificate of incorporation of the Corporation was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officer as of January 27, 2010.

TOPS HOLDING CORPORATION

By:	/s/ Eric Kanter
Name: Eric Kanter
Title: Vice President